PRESS RELEASE

Paris, July 26, 2012

As expected, Q2 2012 Business EPS1 impacted by the loss of exclusivity of Plavix® and Avapro® in the U.S.

	Q2 2012	Change on a reported basis	Change at constant exchange rates[1]	H1 2012	Change on a reported basis	Change at constant exchange rates

Net sales	€8,870m	+6.2%	+0.4%	€17,381m	+7.8%	+3.6%

Business net income[1]	€1,944m	-9.6%	-17.6%	€4,386m	+1.5%	-4.5%
Business EPS[1]	€1.48	-9.8%	-17.7%	€3.32	+0.6%	-5.2%

In order to facilitate an understanding of our operational performance, we comment on our business net income statement. Business net income1 is a non-GAAP financial measure. The consolidated income statement for H1 2012 is provided in Appendix 7. A reconciliation of business net income to consolidated net income is provided in Appendix 6. Consolidated net income for H1 2012 was €2,998 million, compared to €2,224 million for H1 2011. Consolidated EPS for H1 2012 was €2.27 versus €1.70 for H1 2011.

Commenting on the Group’s performance in Q2 2012, Sanofi Chief Executive Officer, Christopher A. Viehbacher said, “This quarter, we faced the anticipated loss of exclusivity of Plavix® and Avapro® in the U.S. The strategy initiated at the end of 2008 focusing on the development of our growth platforms2, coupled with continuous tight cost control and value-creating acquisitions allowed Sanofi to limit the impact on business EPS1. In addition, we made progress in advancing our pipeline with the submission of LemtradaTM (alemtuzumab)3 to the U.S. and EU regulatory agencies as well as the recent initiation of a comprehensive Phase III program for an Anti-PCSK-9 monoclonal antibody4.

Q2 2012 Performance

•	Total sales[5] reached €8,870 million, an increase of 0.4% (2.5% on a constant structure basis). Net sales lost to generic competition were €163 million in the quarter.

•	Sales from growth platforms[2] were €5,753 million (+7.6%) and accounted for 64.9% of total sales, compared to 60.9% in Q2 2011.

•	Emerging Markets[6] sales were €2,823 million, an increase of 9.8% (or 10.4% on a constant structure basis).

•	Diabetes recorded another quarter of strong double digit growth (+13.7%) driven by the performance of Lantus® (+16.5% to €1,228 million).

•	Vaccines sales increased 3.0% supported by another record year for flu sales in the Southern Hemisphere which was partly offset by temporarily order limitations for Pentacel® in the U.S.

•	“New Genzyme”[7] sales increased 9.1% to €434 million, supported by the recovery of Fabrazyme®.

•	Consumer Health Care achieved double digit growth (+11.3%) boosted by Emerging Markets.

•

The impact of the Plavix® and Avapro® loss of exclusivity in the U.S. was €331 million on the business net income which is consistent with the Group’s previously announced projected impact of around €1.4 billion in 2012.

•	Business EPS[1] of €1.48 was down 17.7% at CER.

R&D and Outlook

•	LemtradaTM was submitted to regulatory authorities in the U.S. and in Europe in Q2 2012.

•	A broad Phase III program for our Anti-PCSK-9 monoclonal antibody has been recently initiated.

•

The performance of the first half of 2012 is in line with the full year guidance announced on February 8, 2012. Taking into account the loss of Plavix® and Avapro® exclusivity in the U.S., the performance of growth platforms, contribution from Genzyme and cost controls as well as other generic competition, 2012 business EPS[1] is expected to be 12% to 15% lower at CER than 2011[8], barring unforeseen adverse events.

(1) See Appendix 10 for definitions of financial indicators; (2) See Appendix 4; (3) LemtradaTM is being developed in Multiple Sclerosis in collaboration with Bayer HealthCare, LemtradaTM is the proprietary name submitted to health authorities; (4) Collaboration with Regeneron; (5) Growth in net sales is expressed at constant exchange rates (CER) unless otherwise indicated (see Appendix 10 for a definition); (6) See definition on page 8; (7) “New Genzyme” consists of rare diseases products and future Multiple Sclerosis products; (8) €6.65

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2012 second-quarter and first-half sales

Unless otherwise indicated, all sales growth figures in this press release are stated at constant exchange rates1.

In the second quarter of 2012, Sanofi generated net sales of €8,870 million, up 6.2% on a reported basis. Exchange rate movements had a positive effect of 5.8 percentage points reflecting the appreciation of the U.S. dollar and, to a lesser extent, the appreciation of the Japanese Yen and Chinese Yuan against the Euro. At constant exchange rates, and adjusting for changes in the scope of consolidation (primarily the return of Copaxone® to Teva and the disposal of Dermik), net sales increased by 2.5%.

Net sales in the first half of 2012 reached €17,381 million, an increase of 7.8% on a reported basis. Exchange rate movements had a favorable effect of 4.2 percentage points driven by the appreciation of the U.S. dollar, Japanese Yen and Chinese Yuan against the Euro. At constant exchange rates, and after taking into account changes in structure (primarily the consolidation of Genzyme from the second quarter of 2011), net sales increased by 1.0%.

Growth Platforms (see Appendix 4)

In the second quarter of 2012, sales of the Group’s growth platforms (including “new Genzyme”) were €5,753 million, an increase of 7.6%, with double digit growth achieved by Diabetes and CHC, while Emerging Markets grew 9.8%. The Group’s growth platforms accounted for 64.9% of total consolidated sales in the second quarter 2012, up from 60.9% in the second quarter of 2011. In the first half of 2012, growth platforms sales (including “new Genzyme”) reached €11,134 million, an increase of 11.0% or 6.7% with Genzyme proforma (sales of Genzyme were not consolidated in the first quarter of 2011). Growth platforms sales comprised 64.1% of total consolidated sales compared with 60.1% for the first half of 2011.

Pharmaceuticals

Sales for the Pharmaceuticals business were €7,511 million in the second quarter of 2012, a decrease of 0.4%. The performance of growth platforms broadly offset the loss of sales of Copaxone® (impact of €119 million), disposal of Dermik (impact of €29 million), EU austerity measures and generic competition (resulting in €163 million impact, mainly to Lovenox®, Xatral® and Taxotere® in the U.S.; Taxotere®, Plavix® and Aprovel® in the EU). First-half 2012 sales for the Pharmaceuticals business were €14,827 million, an increase of 4.0%, which reflects the positive contribution from Genzyme (consolidated from April 2011).

Flagship Products9

(millions of euros)	Q2 2011 net sales	Change at constant exchange rates	H1 2012 net sales	Change at constant exchange rates

Lantus®	1,228	+16.5%	2,346	+16.8%

Apidra®	56	0.0%	108	+2.0%

Plavix®	553	-1.0%	1,058	-0.6%

Lovenox®	489	-11.0%	1,015	-10.7%

Eloxatin®	375	+35.9%	759	+61.9%

Aprovel®	334	-5.8%	641	-5.9%

Taxotere®	159	-27.9%	309	-50.0%

Multaq®	64	-14.7%	127	-9.2%

Jevtana®	65	+27.1%	119	+18.8%

Cerezyme®	150	-13.9%	299	-4.6%*

Myozyme® / Lumizyme®	113	+9.1%	225	+13.0%*

Fabrazyme®	74	+123.3%	121	+86.7%*

Renvela®/Renagel®	165	+10.9%	312	+9.7%*

Synvisc®/Synvisc One®	106	+9.0%	184	+8.9%*

*On a constant structure basis and at constant exchange rates

1 See Appendix 10 for definitions of financial indicators

9 See Appendix 2 for a geographical split of consolidated net sales by product

Diabetes

The Diabetes business recorded another quarter of double-digit growth (up 13.7%) to €1,436 million driven by the strong performance of Lantus®. Sales of Lantus® increased 16.5% to €1,228 million supported by strong growth in the U.S. (sales +19.4% to €760 million), Emerging Markets (+20.6% to €198 million) and Japan (+25.9% to €40 million). In the U.S., Lantus® SoloSTAR® represented 51.9% of total Lantus® sales in the quarter, versus 46.2% in the second quarter of 2011. In the Emerging Markets, Lantus® sales growth were particularly strong in China (+34.9%), Mexico (+25.8%) and Russia (+14.0%). In May, Sanofi inaugurated a new assembling and packaging line to produce Lantus® SoloSTAR® at its Beijing plant in China. First-half sales of Lantus® reached €2,346 million, up 16.8%.

The results from the ORIGIN trial were presented in June at the American Diabetes Association (ADA) Scientific Sessions and showed that Lantus® had no statistically significant positive or negative impact on cardiovascular outcomes versus standard care during the study period. The results also showed that insulin glargine delayed progression from pre-diabetes to type 2 diabetes and there was no association between insulin glargine use and increased risk of any cancer.

Results of large-scale epidemiological studies, conducted by independent researchers in Northern Europe and in the United States were also presented at the ADA Scientific Sessions in June. These results provide further evidence that there was no increased risk of cancer in people with diabetes treated with Lantus®, compared to those treated with other insulins.

Second-quarter sales of Apidra® were stable at €56 million, reflecting the improvement in supply of Apidra® 3mL cartridges. First-half net sales of Apidra® reached €108 million, an increase of 2.0%.

Sales of Amaryl® decreased 5.5% to €110 million in the second quarter, reflecting generic competition in Japan (where sales decreased 28.6% to €34 million). In Emerging Markets, sales of Amaryl® increased 14.0% to €68 million. First-half sales of Amaryl® were €213 million, down 6.5%.

Oncology

Sales from the Oncology business increased 7.0% to €751 million in the second quarter, largely attributable to another strong quarter for Eloxatin® in the U.S. with sales of €313 million (up 53.3%). The U.S. market exclusivity of Eloxatin® will expire on August 9, 2012. First-half sales of the oncology business were €1,492 million, an increase of 9.9%.

Second-quarter Taxotere® sales stabilized (at €159 million) versus the previous quarter, but decreased 27.9%, versus the second quarter of 2011, reflecting generic erosion in the U.S. (€22 million, -44.1%) and Western Europe (€13 million, -74.5%). First-half sales of Taxotere® were €309 million (down 50.0%), 77.7% of which (€240 million) was generated outside the U.S. and Western Europe.

Second-quarter sales of Jevtana® increased 27.1% to €65 million, supported by the commercial roll-out in Western Europe. First-half sales of the product reached €119 million, an increase of 18.8%.

Worldwide presence1 of Plavix®/Iscover®

As expected, the Worldwide presence of Plavix® decreased 43.3% to €1,100 million in the second quarter, reflecting the loss of its exclusivity in the U.S. on May 17, 2012. During the period, sales in the U.S. (consolidated by Bristol-Myers Squibb) declined by 59.9% to €536 million. In Europe, where Plavix® also faces generic competition, sales were down 18.5% to €121 million. Second-quarter consolidated sales in Emerging Markets increased 6.9% to €202 million, of which €96 million was generated in China (up 25.2%). In Japan, sales of Plavix® recorded another quarter of double digit growth (up 19.0%) to €220 million. In the first half of 2012, the Worldwide presence of Plavix® reached €2,862 million, a decrease of 23.1%.

1 See Appendix 10 for definitions of financial indicators

Worldwide presence of Plavix®/Iscover®: geographic split

(millions of euros)	Q2 2012	Change at constant exchange rates	H1 2012	Change at constant exchange rates

Europe	121	-18.5%	245	-18.6%

United States	536	-59.9%	1,780	-30.4%

Other Countries	443	-2.3%	837	-2.4%

TOTAL	1,100	-43.3%	2,862	-23.1%

Worldwide presence1 of Aprovel®/Avapro®/Karvea®/Avalide®

In the second quarter, the worldwide presence of Aprovel® decreased 22.3% to €382 million, due to generic competition. In the U.S., sales declined 69.6% reflecting the loss of exclusivity on March 30, 2012. Sanofi launched an authorized generic version in the U.S. Consolidated sales of the product in Emerging Markets reached €107 million, up 4.2%. In the first half of 2012, the worldwide presence of Aprovel® reached €786 million, down 20.2%.

Worldwide presence of Aprovel®/Avapro®/Karvea®: geographic split

(millions of euros)	Q2 2012	Change at constant exchange rates	H1 2012	Change at constant exchange rates

Europe	185	-13.5%	370	-12.2%

United States	32	-69.6%	108	-51.4%

Other Countries	165	-6.9%	308	-10.2%

TOTAL	382	-22.3%	786	-20.2%

Other Pharmaceutical Products

Lovenox® sales were €489 million in the second quarter, down 11.0%, reflecting generic pressure in the U.S. where sales declined 52.5% to €87 million. Sanofi commercializes an Authorized Generic of Lovenox® in the U.S. (sales are booked in the Generics business). Outside the U.S., Lovenox® recorded another quarter of growth with sales of €402 million (+6.6%). In Emerging Markets, sales increased 12.0% to €158 million. In Western Europe sales of the product reached €219 million, up 2.8%. First-half sales of Lovenox® were €1,015 million (-10.7%), 79.4% of which (€806 million) was generated outside the U.S. (+ 9.2%).

Second-quarter sales of Renvela®/Renagel® recorded double digit growth rate (up 10.9%) to €165 million, driven by a good performance in the U.S. (sales were up 23.8% to €111 million). First-half sales of Renvela®/Renagel® were €312 million, up 9.7%*.

Synvisc®/Synvisc One® sales were €106 million, an increase of 9.0% in the second quarter, driven by the Synvisc One® franchise in the U.S. (where sales of Synvisc®/Synvisc One® increased 11.6% to €87 million). First-half sales of Synvisc®/Synvisc One® reached €184 million, an increase of 8.9%*.

Second-quarter sales of the Ambien® family of products were €129 million, (+1.7%), 60.5% of which (€78 million) was generated in Japan (+6.2%). First-half sales of the Ambien® family were €254 million, up 1.7%. In Japan, first-half sales of Myslee® reached €151 million, up 5.4%.

Allegra® sales as a prescription drug were €126 million in the second quarter, down 2.5%, reflecting the impact in Japan of a mild allergy season compared to 2011 (sales of the product in Japan were down 12.5% to €88 million). First-half sales of Allegra® were €308 million (down 14.0%), 78.2% of which (€241 million, down 19.7%) was generated in Japan. In July 2012, Sanofi entered into settlements in Japan with generic manufacturers regarding Allegra®. Sanofi does not expect the entry of generics before March 2014.

1 See Appendix 10 for definitions of financial indicators

* On a constant structure basis and at constant exchange rates, Genzyme sales were not consolidated in Q1 2011

Sales of Multaq® were €64 million, down 14.7%, reflecting the impact of updated labeling in the second half of 2011. Sales of the product in the U.S. were €50 million, down 4.3%. First-half sales of Multaq® were €127 million, down 9.2%.

The transfer to Teva of Copaxone® sales was finalized in the first quarter of 2012. As a consequence, Sanofi did not book any sales of the product in the second quarter of 2012 compared to €119 million consolidated in the second quarter of 2011. Sanofi will receive a payment of 6% on sales from Teva for a period of two years, on a country-by-country basis. In the first half of 2012, Sanofi recorded €24 million of Copaxone® sales compared to €233 million in the first half of 2011.

New Genzyme

“New Genzyme” currently consists of Rare Diseases products and future Multiple Sclerosis products (Aubagio® and LemtradaTM).

(€ million)	Q2 2012 net sales	Change at constant exchange rates	H1 2012 net sales	Change on a constant structure basis and at constant exchange rates

Cerezyme®	150	-13.9%	299	-4.6%*

Myozyme® / Lumizyme®	113	+9.1%	225	+13.0%*

Fabrazyme®	74	+123.3%	121	+86.7%*

Other Rare Disease products	97	+13.9%	189	+11.2%*

Total “new Genzyme”	434	+9.1%	834	+11.3%*

Second-quarter sales of “new Genzyme” were €434 million, an increase of 9.1%. First-half sales of “new Genzyme” reached €834 million, an increase of 11.3%*.

Sales of Cerezyme® were €150 million in the second quarter, a decrease of 13.9%, reflecting the quarterly variability of order patterns and a strong comparable in the second quarter 2011. However, Genzyme remains on track to maintain market share and deliver modest Cerezyme® growth throughout the year. First-half sales of Cerezyme® reached €299 million (-4.6%*).

Second-quarter sales of Myozyme®/Lumizyme® reached €113 million, an increase of 9.1%. First-half sales of Myozyme®/Lumizyme® reached €225 million, an increase of 13.0%*. In May, the Food and Drug Administration (FDA) and the European Medicines Agency (EMA) approved a second operation for filling and finishing product at the Genzyme manufacturing plant at Waterford, Ireland. With this approval, Genzyme has nearly doubled its ability to fill and finish Myozyme® and Lumizyme® produced at the 4,000 liter bioreactor scale. Genzyme will also begin the process to secure FDA and EMA approvals to fill and finish additional products in the second suite, with the long-term goal to use the Waterford site as a filling and finishing platform across its portfolio of products.

Fabrazyme® recovered significantly in the second quarter with sales up 123.3% to €74 million. First-half sales of Fabrazyme® reached €121 million, an increase of 86.7%*. In March 2012, Genzyme began shipping Fabrazyme® produced in its new plant in Framingham MA, which was approved by the FDA and the EMA in January 2012. In March, treated patients in the U.S. returned to full dosing. In addition, new patients in the U.S. are eligible to begin Fabrazyme® treatment, at full dosing levels. In Europe, the process of moving the most severely affected patients to full dose of Fabrazyme® began in March 2012. Globally, the complete return to normal supply levels of Fabrazyme® has begun and will continue throughout the year, as Genzyme works to obtain all global regulatory approvals for the Framingham plant and to build inventory.

During the quarter, Genzyme made significant progress towards building a leading franchise in multiple sclerosis (MS) with the filing of Lemtrada™ (alemtuzumab) in the U.S. and EU in June 2012 and the release of positive top-line results from the TOWER trial with Aubagio® (teriflunomide)10. In addition, Genzyme initiated hiring the U.S. MS sales team.

* On a constant structure basis and at constant exchange rates, Genzyme sales were not consolidated in Q1 2011

10 Aubagio® is the proprietary name submitted to health authorities

Consumer Health Care

Second-quarter Consumer Health Care (CHC) sales were €738 million, an increase of 11.3%, reflecting the performance in Emerging Markets which included the contribution of Universal Medicare in India. In Emerging Markets, sales of Essentiale®, Lactacyd®, Enterogermina®, Maalox®, NoSpa® and Haowawa® recorded double digit growth. CHC sales in Latin America, Asia and Russia grew by 18.1%, 41.3% and 26.7%, respectively. In Western Europe, Doliprane®, Maalox® and MagneB6® showed good performance resulting from greater promotional focus. In the U.S., sales were €157 million, down 3.4%, due to lower sales of Allegra® OTC (down 23.7% to €54 million) reflecting inventory build at the retail level in the second quarter of 2011 to ensure proper supply during launch. First-half sales of Consumer Health Care reached €1,543 million, an increase of 11.4%.

Generics

Second-quarter sales of generics reached €468 million, up 7.8%, led by the U.S. performance which benefited from the launch of the authorized generics of Lovenox® and Aprovel® (U.S. sales of generic products increased 76.5% to €67 million). In Emerging Markets, sales of generics were €277 million, up 2.5%, despite lower sales in Eastern Europe. First-half sales of generics were €907 million, an increase of 7.2%.

Human Vaccines

Second-quarter consolidated sales of Sanofi Pasteur were €783 million, an increase of 3.0%, supported by another record performance for seasonal influenza vaccines in Southern Hemisphere and despite temporarily order limitations for Pentacel® in the U.S. First-half consolidated net sales for the Human Vaccines business were €1,400 million, an increase of 1.5%.

Sales of seasonal influenza vaccines increased 40.4% to €80 million in the second quarter of 2012, reflecting the positive impact of a later timing of supply than last year in the Southern Hemisphere and strong demand. 2012 was another record performance for seasonal influenza vaccines in the Southern Hemisphere for Sanofi Pasteur. First-half sales of seasonal influenza vaccines reached €167 million compared to €158 million in the first half of 2011. In July 16, 2012, Sanofi Pasteur, announced that the first lots of Fluzone® vaccine began shipping to U.S. health care providers. This initial shipment represents the first of more than 60 million doses of seasonal influenza vaccine the company plans to deliver in the U.S. this influenza season

Second-quarter sales of Polio/Pertussis/Hib vaccines reached €273 million, down 5.2% reflecting some order limitations for the 5-in-1 combination vaccines Pentacel® in the U.S. (sales were €62 million, down 28.6%). Sanofi Pasteur has effectively temporarily implemented order limitations for Pentacel® and Daptacel® vaccines from April 2012 in the U.S. These ordering limitations are likely to remain in effect until the beginning of 2013. This is a necessary step due to a manufacturing delay that will temporarily reduce supply below the level needed to fully satisfy market demand in the U.S. Despite strong growth in China in the second quarter, Pentaxim® sales were impacted by phasing deliveries in Mexico and reached €60 million, down 10.8%. Emerging Markets sales of Polio/Pertussis/Hib vaccines increased 14.4% to €131 million in the second quarter. First-half sales of Polio/Pertussis/Hib vaccines reached €518 million, down 0.4%.

In April, the Japanese Ministry of Health, Labor and Welfare approved the Sanofi Pasteur’s standalone Inactivated Poliovirus Vaccine (Imovax® Polio) against acute flaccid poliomyelitis. Imovax® Polio will be added to the country’s public immunization program on September 1st, 2012.

Furthermore, in June, HexaximTM (DTaP-IPV-Hib-HepB vaccine) received a positive scientific opinion from the European Medicines Agency (EMA), as part of a procedure designed to evaluate medicinal products intended for markets outside the European Union. This is the first time the EMA gave a positive scientific opinion to a vaccine following that procedure.

Second-quarter sales of Menactra® were €111 million, up 2.2% despite competition in the U.S. First-half sales for Menactra® were €167 million, an increase of 10.5%.

Adult booster vaccines sales recorded a 20.9% increase in the second quarter to €146 million, reflecting the strong performance of Adacel® in the U.S. (total sales of Adacel® were up 30.7% to €100 million). First-half consolidated net sales for Adult boosters were €233 million, an increase of 5.3%.

Second-quarter and first-half sales of travel and other endemic vaccines were €100 million (up 5.6%) and €177 million (stable), respectively.

On July 12, Sanofi Pasteur received a Warning Letter following regular inspections conducted this year at manufacturing facilities in Toronto, Canada and Marcy L’Etoile, France this year. Sanofi Pasteur takes seriously the observations regarding the US licensed products and their related production units. We are working diligently with the FDA to implement a series of immediate and ongoing steps to address the issues identified in the Warning Letter and further strengthen our manufacturing operations and quality systems.

Consolidated vaccines sales

(millions of euros)	Q2 2012 net sales	Change at constant exchange rates	H1 2012 net sales	Change at constant exchange rates
Influenza Vaccines (incl. Vaxigrip® and Fluzone®)	80	+40.4%	169	+5.7%

of which seasonal vaccines	80	+40.4%	167	+4.4%

of which pandemic vaccines	0	-	2	Ns

Polio/Pertussis/Hib Vaccines (incl. Pentacel® and Pentaxim®)	273	-5.2%	518	-0.4%

Meningitis/Pneumonia Vaccines (incl. Menactra®)	129	-3.3%	202	+2.7%

Adult Booster Vaccines (incl. Adacel ®)	146	+20.9%	233	+5.3%

Travel and Other Endemics Vaccines	100	+5.6%	177	0.0%

Other Vaccines	55	-19.7%	101	-3.1%

TOTAL	783	+3.0%	1,400	+1.5%

Second-quarter sales of Sanofi Pasteur MSD (not consolidated), the joint venture with Merck & Co. in Europe, increased 3.8% to €176 million, driven by travel and other endemic vaccines. Sales of Gardasil® stabilized (down 2.2%) at €46 million. First-half sales of Sanofi Pasteur MSD grew 7.7% to €332 million.

Animal Health

Sales of Merial increased 9.1% to €576 million in the second quarter of 2012, driven by the U.S. (up 17.8% to €261 million) and Emerging Markets (up 10.9% to €143 million). First-half sales of Merial reached €1,154 million, an increase of 1.2%.

Second-quarter sales of the Companion Animals segment were up 10.2% to €385 million, reflecting strong performance of the Frontline®/Fipronil family of products with sales up 11.1% to €228 million driven by the U.S. (sales of Frontline® family products increased by 18.8% to €135 million). First-half sales of the companion animals segment reached €784 million, up 1.0%.

On June 6, 2012, Merial filed a patent infringement complaint against Velcera for its new PetArmor Plus product and requested an hearing for a preliminary injunction. On June 29th, the Court granted the motion enjoining Velcera from selling their new product. Velcera has appealed that decision to the Federal Circuit. The patent infringement trial is scheduled for November 2012.

The Production Animals segment reported sales of €191 million in the second quarter, up 6.9%, driven by the Avian segment (up 10.8%) and the Swine segment (+33.3%) which includes the acquisition of Newport Laboratories in the U.S. and completed in March. First-half sales of the production animals segment were €370 million, up 1.7%.

Net sales by geographic region

(millions of euros)	Q2 2012 net sales	Change at constant exchange rates	H1 2012 net sales	Change at constant exchange rates

United States	2,795	+3.0%	5,395	+8.8%

Western Europe*	2,136	-11.0%	4,361	-6.4%

Emerging Markets**	2,823	+9.8%	5,447	+9.9%

of which Eastern Europe and Turkey	670	-0.1%	1,327	+1.0%

of which Asia	716	+12.7%	1,381	+12.2%

of which Latin America	887	+12.7%	1,675	+14.2%

of which Africa	255	+8.4%	507	+9.4%

of which Middle East	267	+25.9%	494	+15.6%

Rest of the world***	1,116	-2.5%	2,178	-0.7%

of which Japan	796	-0.1%	1,529	+0.9%

TOTAL	8,870	+0.4%	17,381	+3.6%

* France, Germany, UK, Italy, Spain, Greece, Cyprus, Malta, Belgium, Luxembourg, Portugal, Netherlands, Austria, Switzerland, Sweden, Ireland, Finland, Norway, Iceland, Denmark

** World less the U.S. and Canada, Western Europe, Japan, Australia and New Zealand

*** Japan, Canada, Australia and New Zealand

Second-quarter sales in Emerging Markets increased 9.8% to €2,823 million. This performance was supported by the broad geographic footprint of the Group and its diversified portfolio of products in Emerging Markets (Rx drugs, branded generics, CHC, new Genzyme, Vaccines and Animal Health). In the second quarter, in Emerging Markets Diabetes, Vaccines and CHC recorded strong double digit growth, up 19.1%, up 22.9% and up 26.9%, respectively. BRIC (Brazil, Russia, India and China) sales were €995 million, an increase of 15.2%. Sales in China reached €320 million, up 20.9%, reflecting the growth of Plavix®, Lantus® and Vaccines. Brazil sales grew 14.0% to €405 million, up driven by Vaccines and CHC. Sales in Russia were €203 million, an increase of 9.0%, led by the performance of Lantus®, CHC and generics. Emerging Markets reported first-half sales of €5,447 million, up 9.9% (or 7.7% with Genzyme proforma).

In the U.S., sales reached €2,795 million in the second quarter, an increase of 3.0%. The sales growth of Lantus®, Eloxatin® and contribution from authorized generics and Animal Health offset the impact of generic competition for Lovenox®, Taxotere® and the disposal of Dermik. First-half sales in the U.S. increased 8.8% to €5,395 million (or up 1.0% with Genzyme pro forma).

Second-quarter sales in Western Europe decreased 11.0% to €2,136 million. Sales were impacted by the transfer of the Copaxone® business to Teva, generic competition for Taxotere®, Aprovel® and Plavix®, as well as the impact of austerity measures. Excluding the impact of Copaxone®, sales in Western Europe declined 6.6%. First-half sales in Western Europe were €4,361 million, a decline of 6.4%, (or down 6.5% with Genzyme pro forma and excluding Copaxone®).

Sales in Japan were stable at €796 million in the second quarter. Despite good performance from Plavix® and Lantus®, sales in Japan were impacted by biannual price cuts, generic competition to Amaryl®, lower sales in Vaccines and Allegra® due to a mild allergy season. First-half sales in Japan increased 0.9% to €1,529 million (or down 2.6% with Genzyme pro forma).

R&D update

Since the last R&D update on April 27, 2012, there has been important newsflow for Sanofi R&D. Several dossiers were submitted to regulatory authorities; positive clinical trials results were announced; a large Phase III program for the anti-PCSK9 monoclonal antibody (SAR236553, collaboration with Regeneron) was initiated as planned; several compounds entered Phase I and a collaboration with the Joslin Diabetes Center was signed.

At the end of July, the R&D portfolio comprises 64 NMEs (New Molecular Entities) projects and vaccines in clinical development of which 18 are in Phase III or have been submitted to the health authorities for approval.

Regulatory update

Several regulatory milestones were achieved during the period:

—	In April, the Japanese Ministry of Health, Labor and Welfare approved Sanofi Pasteur’s standalone Inactivated Poliovirus Vaccine, Imovax® Polio.

—

In May the European Commission granted a marketing authorization in the European Union for the extended use of Lantus® for the treatment of type 1 diabetes in children aged two to five years. Sanofi will request 6-month Pediatric Exclusivity for the existing Supplementary Protection Certificates (SPC) for Lantus® in EU countries. Assuming grant of the pediatric exclusivity, most SPCs in EU would therefore expire in May 2015. In the U.S., a pediatric extension has been granted already which extends the compound patent covering Lantus® to February 2015.

—

In June, a supplemental Biologics License Application was submitted to the U.S. FDA and a marketing authorization application was filed with the EMA for Lemtrada™ (alemtuzumab) in the treatment of relapsing multiple sclerosis. Genzyme has requested Priority Review of the sBLA (six month review) and an FDA decision is pending. In the absence of a Fast Track designation, a Standard Review (ten month review) may be assigned.

—

In June, the marketing authorization application for Lyxumia® (lixisenatide, licensed from Zealand Pharma), a once-daily GLP-1 receptor agonist has also been submitted for review to the Ministry of Health, Labour and Welfare in Japan.

—

In June, HexaximTM (DTaP-IPV-Hib-HepB vaccine) received a positive scientific opinion from the European Medicines Agency, as part of a procedure designed to evaluate medicinal products intended for markets outside the European Union. The EMA scientific opinion is based on the review of a dossier submitted by Sanofi Pasteur through the “Article 58” procedure.

Late stage portfolio

In May, additional positive results from a Phase II trial of SAR236553, a subcutaneously administered, fully-human monoclonal antibody targeting PCSK9, in patients with heterozygous familial hypercholesterolemia (heFH) were presented at the European Atherosclerosis Society Congress. The trial randomized 77 patients with heFH whose LDL-cholesterol (LDL-C) levels remained uncontrolled on statin therapy with or without ezetimibe. Across the four different dosing regimens tested, patients receiving SAR236553 for 12 weeks achieved a mean LDL-C reduction from baseline of 28.9% to 67.9%, compared to 10.7% in patients receiving placebo (p<0.05). The results from this study were also published online in The Lancet. Positive data from two Phase II trials in primary hypercholesterolemia were also presented at the American College of Cardiology’s Annual Scientific Meeting in March.

Several trials of ODYSSEY, the Phase III clinical program of SAR236553, have now initiated patient enrollment. This program will enroll more than 22,000 patients and consists of over ten clinical trials evaluating the effect of SAR236553 on the lowering of LDL cholesterol and an 18,000 patient cardiovascular outcomes study. Internally, Sanofi has also created a dedicated PCSK9 Development & Launch Unit which underscores Sanofi’s commitment to develop this potential first-in-class therapeutic agent.

In June, the results of 2 Phase III trials, GetGoal Duo 1 and GetGoal-L, evaluating Lyxumia® (lixisenatide), a once-daily investigational GLP-1 agonist, in combination with basal insulin plus oral anti-diabetic agents, were presented at ADA Scientific Sessions in June. These two studies achieved the primary efficacy endpoint of HbA1c improvement with an associated significant reduction in post-prandial glucose in people with type 2 diabetes who were either new to insulin therapy (as early as 12 weeks after initiation) or already treated with insulin (for an average of 3.1 years).

In addition, the results of the ORIGIN trial were presented in June at the American Diabetes Association (ADA) Scientific Sessions Scientific Sessions and showed that Lantus® had no statistically significant positive or negative impact on cardiovascular (CV) outcomes versus standard care during the study period. The results also showed that insulin glargine delayed progression from pre-diabetes to type 2 diabetes and there was no association between insulin glargine use and increased risk of any cancer. Results of a large-scale epidemiological program in Europe and the U.S. were also presented at the ADA Scientific Sessions in June.

These results provide further evidence that there was no increased risk of cancer in people with diabetes treated with Lantus®, compared to those treated with other insulins. Lantus® is the most studied basal insulin with over 10 years of scientific data and real life experience.

In June, Genzyme announced top-line results from the TOWER trial that assessed the efficacy and safety of once-daily, oral Aubagio® (teriflunomide) in patients with relapsing forms of multiple sclerosis (MS). In the study, patients receiving teriflunomide 14 mg had a statistically significant reduction of 36.3% in annualized relapse rate and 31.5% reduction in the risk of 12-week sustained accumulation of disability. Analysis of the full TOWER data is ongoing and results will be presented at a forthcoming scientific meeting. These results are consistent with the results observed in the Phase III TEMSO study. Marketing applications for teriflunomide for the treatment of relapsing forms of MS are under review by the FDA, the EMA and other regulatory authorities.

In July, Sanofi Pasteur announced that its tetravalent dengue vaccine candidate demonstrated proof of efficacy against dengue, a threat to almost 3 billion people, in the world’s first ever dengue efficacy trial. The results of this study conducted in Thailand confirm the excellent safety profile of the vaccine. The vaccine generated antibody response for all four dengue virus serotypes. Evidence of protection was demonstrated against three of the four virus serotypes circulating in Thailand. Analyses are ongoing to understand the lack of protection for the fourth serotype in the particular epidemiological context of Thailand. The full data resulting from this first efficacy trial are currently under review by scientific and clinical experts, as well as public health officials. Detailed results of this study will be published in a peer-reviewed journal and presented to the scientific community later this year.Large scale phase III dengue vaccine clinical studies with 31,000 participants are underway in 10 countries of Asia and Latin America. These studies will generate important additional data in a broader population and in a variety of epidemiological settings to demonstrate vaccine efficacy against the four circulating dengue virus serotypes.

On June 20, 2012 semuloparin was reviewed by the U.S. FDA’s Oncologic Drugs Advisory Committee. The committee voted to recommend against approval of semuloparin for the prophylaxis of venous thromboembolism (VTE) in patients receiving chemotherapy for certain type of cancer. In July, Sanofi decided to withdraw all applications for marketing authorization for semuloparin following comments by regulatory agencies.

It has been decided not to pursue registration of clofarabine (Clolar®) in acute myeloid leukemia (AML). A Phase II study, evaluating ombrabulin, a vascular disrupting agent, in non-small cell lung cancer (NSCLC) did not meet its primary endpoint. The recruitment of patients of the Phase III study, evaluating ombrabulin in sarcoma, is now completed. The results of the randomized, open-label, phase II study conducted in Europe evaluating iniparib in association with paclitaxel versus paclitaxel single-agent as neoadjuvant therapy in patients with stage II-IIIA triple negative breast cancer did not show any advantage in efficacy.

Early stage portfolio

Four compounds entered Phase I:

—	SAR252067, (collaboration and license agreement with Kyowa Hakko Kirin), an anti-LIGHT fully human monoclonal antibody for ulcerative colitis and Crohn’s disease;

—

UshStatTM (collaboration and option license with Oxford BioMedica), a myosin 7A gene therapy for Usher syndrome 1B. At the end of June, Sanofi elected to exercise its options to acquire the exclusive worldwide licence for further development, manufacture and commercialization of UshStatTM as well as StarGen™ (a gene-based therapy for Stargardt disease) already in Phase I;

—	SAR405838 (collaboration and license agreement with Ascenta Therapeutics), an oral inhibitor of the HDM2/ p53 protein-protein interaction, in oncology.

—	SAR404460 a DHA-GLP & Vitamin D combination for pre sarcopenia (collaboration with CRNH, ASL & 3inature);

A new collaboration to promote the development of new medicines for the treatment of diabetes and related disorders was also signed in June between Sanofi and the Joslin Diabetes Center, a teaching and research affiliate of Harvard Medical School.

Sanofi decided to discontinue the BiTE® antibody project and to terminate its collaboration with Micromet.

Second-quarter and first-half 2012 financial results

Business Net Income1

Sanofi generated second-quarter net sales of €8,870 million, up 6.2% on a reported basis (+0.4% at constant exchange rates), reflecting the performance of growth platforms, the impact from EU austerity measures, the loss of €163 million of sales due to generic competition and a favorable currency effect. First-half sales were €17,381 million, an increase of 7.8% on a reported basis (+3.6% at constant exchange rates), also reflecting the consolidation of Genzyme from April 2011 and the loss of €398 million of sales due to generic competition.

Other revenues were down 41.5% (or down 45.7% at constant exchange rates) to €247 million in the second quarter due to the loss of exclusivity of Plavix® and Avapro® in the U.S. on May 17 and March 30, respectively. First-half other revenues were down 19.4% to €673 million (or down 23.4% at constant exchange rates).

Gross profit reached €6,387 million in the second quarter, an increase of 3.3% (or a decrease of 3.5% at constant exchange rates). The ratio of cost of sales to net sales was virtually flat at 30.8%, 0.2 percentage points lower versus the second quarter of 2011, reflecting a favorable currency effect and industrial productivity enhancement which offset the negative evolution of the product mix. First-half gross profit reached €12,711 million, up 5.8% (or up 0.8% at constant exchange rates). In the first half of 2012, the ratio of cost of sales to net sales was 30.8%, 0.1 percentage points higher.

Research and development expenses were €1,239 million in the second quarter, an increase of 3.5%. At constant exchange rates, R&D expenses decreased 1.2% due to tight cost control on internal costs, ongoing transformation initiatives, which more than offset significant investment in late-stage portfolio. The ratio of R&D expenses to net sales was 14.0%, down 0.3 percentage points versus the second quarter of 2011. First-half R&D expenses reached €2,415 million, up 5.1% (or down 3.6% with Genzyme proforma and at constant exchange rates). In the first half of 2012, the ratio of R&D expenses to net sales was 13.9%, versus 14.2% in the first half of 2011.

Selling and general expenses were €2,289 million in the second quarter, an increase of 0.9%. At constant exchange rates, SG&A decreased 4.3% due to a tight control especially in mature areas coupled with synergies derived from the Genzyme integration despite continued investment in growth platforms. The ratio of selling and general expenses to net sales was 25.8%, down 1.4 percentage points versus the second quarter of 2011. First-half SG&A expenses reached €4,410 million, up 5.0% (or -4.6% with Genzyme proforma and at constant exchange rates). In the first half of 2012, the ratio of selling and general expenses to net sales was 25.4%, versus 26.0% in the first half of 2011.

Other current operating income net of expenses was a charge of €152 million in the second quarter of 2012 versus income of €7 million in the second quarter of 2011. In 2012, this line included an additional pre-tax reserve of €118 million linked to ramipril litigation in Canada. This line also includes a slight foreign exchange loss compared to a slight gain in the second quarter of 2012. In the first half of 2012, other current operating income net of expenses, which benefited from a settlement of a license litigation booked in the first quarter, was a loss of €5 million compared to an income of €23 million in the first half of 2011.

In the second quarter, the share of profits from associates was €122 million, down 56.1% (or down 60.1% at constant exchange rates) due to the loss of exclusivity of Plavix® and Avapro® in the U.S. The share of after-tax profits from the territories managed by BMS under the Plavix® and Avapro® alliance dropped 55.5% to €122 million. First-half share of profits from associates reached €419 million, down 26.5% (or down 30.4% at constant exchange rates), €417 million of which was attributed to BMS alliance.

Non-controlling interests were €50 million in the second quarter, a decrease of 13.8%, reflecting lower profits paid to BMS from territories managed by Sanofi (€44 million versus €53 million in Q2 2011) as a result of generic competition in Europe. In the first half of 2012, non-controlling interests were €104 million, down 23.5%.

Second-quarter Business operating income was €2,779 million, down 5.6% (or down 13.6% at constant exchange rates). The ratio of business operating income to net sales reached 31.3%, compared to 35.3% in the second quarter of 2011. First-half business operating income increased 3.8% (or decreased 2.2% at constant exchange rates) to €6,196 million. The ratio of business operating income to net sales was 35.6%, down 1.4 percentage points compared to the first half of 2011.

1 See Appendix 10 for definitions of financial indicators, and Appendix 6 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

Net financial expenses reached €108 million, compared to €100 million in the second quarter of 2011. First-half-net financial expenses were €227 million versus €178 million in the first half of 2011 which included the financing of the Genzyme acquisition only for a quarter.

The effective tax rate was 28.0% compared to 26.5% in the second quarter of 2011. The first-half effective tax rate was 28.0% compared to 27.5% in the first half of 2011.

Business net income1 reached €1,944 million in the second quarter, down 9.6% (or down 17.6% at constant exchange rates). First-half business net income1 was €4,386 million, up 1.5% (or down 4.5% at constant exchange rates).

In the second quarter of 2012, Business earnings per share1 (EPS) was €1.48, down 9.8% and down 17.7% on a reported basis and at constant exchange rates, respectively. The average number of shares outstanding increased to 1,317.4 million this quarter versus 1,311.6 million in the second quarter of 2011.

In the first half of 2012, Business earnings per share1 (EPS) was €3.32 up 0.6% and down 5.2% on a reported basis and at constant exchange rates, respectively. The average number of shares outstanding increased to 1,319.3 million in the first half of 2012 versus 1,308.6 million in the first half of 2011.

From business net income to consolidated net income (see Appendix 6)

In the first half of 2012, the main reconciling items between business net income and consolidated net income attributable to equity holders of Sanofi were:

-

A €1,675 million amortization charge against intangible assets arising on the application of purchase accounting to acquired companies (primarily Aventis: €770 million, Genzyme: €487 million and Merial €196 million) and to acquired intangible assets (licenses/products: €73 million). The second quarter amortization charge against intangible assets was €842 million (primarily Aventis: €395 million, Genzyme €244 million and Merial €99 million), €28 million of which related to acquired intangible assets (licenses/products). This item has no cash impact on the Group.

-	An impairment loss against intangible assets of €40 million (of which €39 million in Q2 2012 mainly related to discontinuation of R&D projects). This item has no cash impact on the Group.

-

A charge of €106 million mainly reflecting an increase in the fair value of contingent considerations related to the CVRs (€56 million, of which 32 million in Q2 2012) and Bayer contingent considerations (€39 million, of which 32 million in Q2 2012).

-

A charge of €17 million arising from the workdown of inventories of acquired companies remeasured at fair value due to the application of purchase accounting to acquisitions. This item has no cash impact on the Group.

-	€250 million of restructuring costs (including €163 million in the second quarter related to continuing transformation of R&D and Industrial Affairs in Europe).

-

A €714 million tax effect arising from the items listed above, comprising €615 million generated by amortization charged against intangible assets and €77 million associated with restructuring costs. The second quarter tax effect was €354 million, including €283 million of deferred taxes generated by amortization charged against intangible assets and €55 million linked to restructuring costs (see Appendix 6).

-

In “Share of profits/losses from associates”, a charge of €15 million, net of tax, mainly relating to the share of amortization of intangible assets (of which €7 million in Q2 2011). This item has no cash impact on the Group.

1 See Appendix 10 for definitions of financial indicators, and Appendix 6 for reconciliation of business net income to consolidated net income attributable to equity holders of Sanofi

Net Debt (See Appendices 8 and 9)

Net cash generated by operating activities after changes in working capital and before restructuring costs was €4,649 million in the first half of 2012, an increase of 6.6% compared to the first half of 2011. This amount covered a large part of capital expenditures (€711 million), dividend paid by Sanofi (€3,487 million), repurchasing of shares (€454 million), acquisitions and partnerships (€254 million) and restructuring costs (€504 million). As a consequence, net debt increased from €10,859 million at December 31, 2011 to €11,347 million at June 30, 2012 (debt of €15,654 million, net of €4,307 million cash and cash equivalents).

***********************

Limited review procedures on the half-year consolidated financial statements are complete. The limited review opinion is currently issuing.

***********************

Forward-Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2011. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Appendices

List of appendices

Appendix 1: 2012 second-quarter and 2012 first-half consolidated net sales by product

Appendix 2: 2012 second-quarter and 2012 first-half consolidated net sales by geographic region and product

Appendix 3: Consolidated net sales by business segment

Appendix 4: Net sales of Growth Platforms

Appendix 5: 2012 second-quarter and 2012 first-half business net income statement

Appendix 6: Reconciliation of business net income to net income attributable to equity holders of Sanofi

Appendix 7: 2012 second-quarter and 2012 first-half consolidated income statement

Appendix 8: Change in net debt

Appendix 9: Simplified consolidated balance sheet

Appendix 10: Definitions of non-GAAP financial indicators

Appendix 1: 2012 second-quarter and first half consolidated net sales by product

(€ million)	Q2 2012 net sales	Change at constant exchange rates	Change on a reported basis

Lantus®	1,228	16.5%	26.7%

Apidra®	56	0.0%	5.7%

Amaryl®	110	-5.5%	0.9%

Insuman®	33	3.0%	0.0%

Total Diabetes	1,436	13.7%	22.9%

Taxotere®	159	-27.9%	-22.1%

Eloxatin®	375	35.9%	51.2%

Jevtana®	65	27.1%	35.4%

Other Oncology	152	0.0%	7.0%

Total Oncology	751	7.0%	17.0%

Lovenox®	489	-11.0%	-8.8%

Plavix®	553	-1.0%	8.4%

Aprovel®	334	-5.8%	-2.6%

Allegra®	126	-2.5%	5.9%

Stilnox®/Ambien®/Ambien CR®/Myslee®	129	1.7%	11.2%

Copaxone®	0	-100.0%	-100.0%

Depakine®	102	0.0%	2.0%

Tritace®	93	-2.1%	-2.1%

Multaq®	64	-14.7%	-5.9%

Xatral®	36	-46.9%	-43.8%

Actonel®	36	-18.6%	-16.3%

Nasacort®	19	-38.7%	-38.7%

Renagel®/ Renvela®	165	10.9%	20.4%

Synvisc®/ Synvisc one®	106	9.0%	19.1%

Cerezyme®	150	-13.9%	-9.6%

Myozyme®	113	9.1%	14.1%

Fabrazyme®	74	123.3%	146.7%

Other Rare Diseases products	97	13.9%	22.8%

New Genzyme	434	9.1%	16.0%

Other Rx Drugs	1,432	-8.8%	-5.5%

Consumer Health Care	738	11.3%	14.6%

Generics	468	7.8%	7.8%

Total Pharmaceuticals	7,511	-0.4%	5.1%

Vaccines	783	3.0%	10.9%

Animal Health	576	9.1%	16.1%

Total	8,870	0.4%	6.2%

Vaccines

(€ million)	Q2 2012 net sales	Change at constant exchange rates	Change on a reported basis

Polio/Pertussis/Hib Vaccines	273	-5.2%	2.2%

Influenza Vaccines	80	40.4%	40.4%

Meningitis/Pneumonia Vaccines	129	-3.3%	6.6%

Adult Booster Vaccines	146	20.9%	32.7%

Travel and Other Endemics Vaccines	100	5.6%	11.1%

Other Vaccines	55	-19.7%	-9.8%

Total Vaccines	783	3.0%	10.9%

Animal Health

(€ million)	Q2 2012 net sales	Change at constant exchange rates	Change on a reported basis

Frontline® and other fipronil products	228	11.1%	20.6%

Vaccines	180	8.8%	13.2%

Avermectin	107	6.5%	15.1%

Others	61	7.3%	10.9%

Total	576	9.1%	16.1%

(€ million)	H1 2012 net sales	Change at constant exchange rates	Change on a reported basis

Lantus®	2,346	16.8%	23.9%

Apidra®	108	2.0%	5.9%

Amaryl®	213	-6.5%	-1.8%

Insuman®	65	3.1%	1.6%

Total Diabetes	2,747	14.0%	20.4%

Taxotere®	309	-50.0%	-47.3%

Eloxatin®	759	61.9%	74.1%

Jevtana®	119	18.8%	24.0%

Other Oncology	305	-	-

Total Oncology	1,492	9.9%	16.8%

Lovenox®	1,015	-10.7%	-9.3%

Plavix®	1,058	-0.6%	6.4%

Aprovel®	641	-5.9%	-3.3%

Allegra®	308	-14.0%	-8.1%

Stilnox®/Ambien®/Ambien CR®/Myslee®	254	1.7%	9.5%

Copaxone®	24	-90.1%	-89.7%

Depakine®	202	1.5%	3.1%

Tritace®	180	-6.7%	-7.2%

Multaq®	127	-9.2%	-3.1%

Xatral®	69	-48.1%	-46.5%

Actonel®	72	-23.1%	-20.9%

Nasacort®	38	-50.0%	-48.6%

Renagel®/ Renvela®	312	-	-

Synvisc®/ Synvisc1®	184	-	-

Cerezyme®	299	-	-

Myozyme®	225	-	-

Fabrazyme®	121	-	-

Other Rare Diseases products	189	-	-

New Genzyme	834	-	-

Other Rx Drugs	2,820	-5.3%	-7.4%

Consumer Health Care	1,543	11.4%	13.8%

Generics	907	7.2%	7.0%

Total Pharmaceuticals	14,827	4.0%	8.0%

Vaccines	1,400	1.5%	7.0%

Animal Health	1,154	1.2%	5.9%

Total	17,381	3.6%	7.8%

  Vaccines

(€ million)	H1 2012 net sales	Change at constant exchange rates	Change on a reported basis

Polio/Pertussis/Hib Vaccines	518	-0.4%	4.9%

Influenza Vaccines	169	5.7%	7.0%

Meningitis/Pneumonia Vaccines	202	2.7%	10.4%

Adult Booster Vaccines	233	5.3%	13.1%

Travel and Other Endemics Vaccines	177	0.0%	3.5%

Other Vaccines	101	-3.1%	5.2%

Total Vaccines	1,400	1.5%	7.0%

  Animal Health

(€ million)	H1 2012 net sales	Change at constant exchange rates	Change on a reported basis

Frontline® and other fipronil products	468	-3.5%	2.0%

Vaccines	345	3.4%	6.2%

Avermectin	221	5.1%	11.6%

Others	120	7.4%	11.1%

Total	1,154	1.2%	5.9%

Appendix 2: 2012 second-quarter and first half consolidated net sales by geographic region and product

Second-quarter 2012

Pharmaceuticals

Q2 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER

Lantus®	194	1.6%	760	19.4%	198	20.6%	76	25.5%

Apidra®	18	-10.0%	18	-16.7%	13	18.2%	7	75.0%

Amaryl®	8	-11.1%	1	0.0%	68	14.0%	33	-31.0%

Insuman®	24	-7.7%	0	-	9	28.6%	0	-

Total Diabetes	251	0.4%	781	18.5%	288	19.1%	116	5.9%

Taxotere®	13	-74.5%	22	-44.1%	73	-2.7%	51	-4.3%

Eloxatin®	3	-60.0%	313	53.3%	40	-5.0%	19	0.0%

Jevtana®	25	166.7%	32	-20.0%	8	166.7%	0	0.0%

Other Oncology	36	-5.4%	84	0.0%	21	-8.7%	11	50.0%

Total Oncology	77	-29.0%	451	23.1%	142	-0.7%	81	2.8%

Lovenox®	219	2.8%	87	-52.5%	158	12.0%	25	9.1%

Plavix®	89	-20.0%	28*	-49.1%	202	6.9%	234	17.8%

Aprovel®	170	-15.5%	12*	-7.7%	107	4.2%	45	22.9%

Allegra®	4	0.0%	0	-	35	34.6%	87	-13.5%

Stilnox®/Ambien®/Ambien CR®/Myslee®	12	-7.7%	20	-10.0%	17	12.5%	80	4.5%

Copaxone®	0	-100.0%	0	-	0	-	0	-100.0%

Depakine®	36	-5.4%	0	-	62	3.4%	4	0.0%

Tritace®	41	-6.8%	0	-	48	4.3%	4	-25.0%

Multaq®	11	-35.3%	50	-4.3%	2	0.0%	1	-100.0%

Xatral®	12	-25.0%	7	-78.1%	15	-6.3%	2	-

Actonel®	8	-46.7%	0	-	19	-9.5%	9	14.3%

Nasacort®	6	-25.0%	5	-75.0%	8	33.3%	0	0.0%

Renagel®/ and Renvela®	33	-8.6%	111	23.8%	14	25.0%	7	-40.0%

Synvisc®/ Synvisc one®	4	-33.3%	87	11.6%	7	40.0%	8	0.0%

Cerezyme®	54	-11.5%	43	-9.5%	38	-20.8%	15	-13.3%

Myozyme®	63	6.9%	28	4.0%	14	40.0%	8	0.0%

Fabrazyme®	11	42.9%	39	169.2%	12	175.0%	12	83.3%

Other Rare Diseases products	23	27.8%	33	0.0%	18	30.8%	23	10.5%

New Genzyme	151	3.5%	143	17.4%	82	6.7%	58	10.9%

Other Rx Drugs	561	-8.5%	146	-24.1%	533	-0.9%	192	-17.3%

Consumer Health Care	161	1.9%	157	-3.4%	357	26.9%	63	-1.7%

Generics	118	4.5%	67	76.5%	277	2.5%	6	-40.0%

Total Pharma	1,964	-11.7%	2,152	3.0%	2,373	8.3%	1,022	-0.8%

*Sales of active ingredient to the American entity managed by BMS Vaccines
Q2 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER

Polio/Pertussis/Hib Vaccines	8	28.6%	102	-17.4%	131	14.4%	32	-32.5%

Influenza Vaccines	0	-	0	-	78	40.0%	2	50.0%

Meningitis/Pneumonia Vaccines	2	100.0%	99	-9.4%	28	18.2%	0	0.0%

Adult Booster Vaccines	21	-4.5%	104	17.9%	14	180.0%	7	20.0%

Travel and Other Endemics Vaccines	5	-28.6%	32	16.7%	52	8.3%	11	-9.1%

Other Vaccines	1	-100.0%	45	-16.0%	4	25.0%	5	-50.0%

Total vaccines	37	-7.5%	382	-5.0%	307	22.9%	57	-21.9%

Animal Health
Q2 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER

Frontline® and other fipronil products	59	0.0%	135	18.8%	24	4.3%	10	14.3%

Vaccines	43	2.4%	38	9.4%	92	11.0%	7	33.3%

Avermectin	12	-15.4%	62	19.1%	16	6.7%	17	-11.1%

Others	21	5.0%	26	23.5%	11	33.3%	3	-44.4%

Total	135	0.0%	261	17.8%	143	10.9%	37	-10.8%

First-half 2012 Pharmaceuticals
H1 2012 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER

Lantus®	383	4.7%	1,444	18.0%	379	26.0%	140	20.6%

Apidra®	40	2.6%	32	-12.1%	24	14.3%	12	22.2%

Amaryl®	16	-5.9%	2	0.0%	130	10.5%	65	-29.8%

Insuman®	48	-4.0%	0	-	17	21.4%	0	-

Total Diabetes	500	5.1%	1,480	17.2%	550	21.3%	217	0.5%

Taxotere®	32	-74.4%	37	-83.2%	147	-7.7%	93	-19.4%

Eloxatin®	9	-62.5%	634	95.0%	81	-2.5%	35	3.1%

Jevtana®	44	290.9%	60	-32.1%	15	275.0%	0	0.0%

Other Oncology	73	-	169	-	43	-	20	-

Total Oncology	158	-23.2%	900	24.6%	286	6.1%	148	-4.9%

Lovenox®	444	5.5%	209	-49.2%	312	15.3%	50	6.8%

Plavix®	180	-18.3%	72*	-32.7%	393	6.1%	413	14.5%

Aprovel®	339	-14.7%	26*	13.0%	204	2.7%	72	19.3%

Allegra®	7	-12.5%	-1	-120.0%	61	27.1%	241	-19.3%

Stilnox®/Ambien®/Ambien CR®/Myslee®	24	-11.1%	40	-14.0%	36	19.4%	154	5.3%

Copaxone®	19	-91.4%	0	-	0	-	5	-63.6%

Depakine®	71	-2.8%	0	-	123	5.2%	8	-12.5%

Tritace®	80	-9.1%	0	-	93	0.0%	7	-45.5%

Multaq®	23	-32.4%	99	1.1%	4	33.3%	1	-100.0%

Xatral®	25	-19.4%	12	-83.1%	30	-6.3%	2	0.0%

Actonel®	18	-40.0%	0	-	36	-14.3%	18	-15.8%

Nasacort®	11	-26.7%	11	-77.8%	14	16.7%	2	0.0%

Renagel®/ and Renvela®	66	-	213	-	21		12	-

Synvisc®/ Synvisc one®	10	-	153	-	11	-	10	-

Cerezyme®	106	-	79	-	84	-	30	-

Myozyme®	125	-	58	-	26	-	16	-

Fabrazyme®	21	-	62	-	18	-	20	-

Other Rare Diseases products	46	-	61	-	38	-	44	-

New Genzyme	298	-	260	-	166	-	110	-

Other Rx Drugs	1,132	-10.0%	285	-11.4%	1,034	-0.7%	369	-13.5%

Consumer Health Care	355	3.2%	340	0.3%	724	24.3%	124	0.0%

Generics	224	-2.2%	141	98.5%	529	1.3%	13	-33.3%

Total Pharma	3,984	-6.7%	4,240	11.2%	4,627	10.8%	1,976	-0.7%

*Sales of active ingredient to the American entity managed by BMS

Vaccines
H1 2012 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER

Polio/Pertussis/Hib Vaccines	26	52.9%	210	-7.2%	220	0.5%	62	5.7%

Influenza Vaccines	0	-	6	-	150	1.4%	13	9.1%

Meningitis/Pneumonia Vaccines	2	100.0%	136	-5.4%	62	27.7%	2	-40.0%

Adult Booster Vaccines	34	-19.0%	166	6.3%	22	83.3%	11	0.0%

Travel and Other Endemics Vaccines	12	9.1%	53	17.1%	90	-8.2%	22	0.0%

Other Vaccines	5	-16.7%	79	-2.6%	9	12.5%	8	-16.7%

Total vaccines	79	2.6%	650	-0.3%	553	3.6%	118	0.9%

Animal Health
H1 2012 net sales (€ million)	Western Europe	Change at CER	United States	Change at CER	Emerging Markets	Change at CER	Rest of the World	Change at CER

Frontline® and other fipronil products	138	-0.7%	262	-5.5%	43	4.9%	25	-12.0%

Vaccines	88	-11.1%	71	10.0%	176	8.8%	10	33.3%

Avermectin	30	-3.3%	125	9.4%	28	3.7%	38	0.0%

Others	42	-2.3%	47	20.0%	20	23.5%	11	-15.4%

Total	298	-4.5%	505	2.0%	267	8.6%	84	-3.8%

Appendix 3: Consolidated net sales by business segment

Millions of euros	Q2 2012	Q2 2011	H1 2012	H1 2011

Pharmaceuticals	7,511	7,147	14,827	13,730

Vaccines	783	706	1,400	1,308

Merial	576	496	1,154	1,090

Total	8,870	8,349	17,381	16,128

Appendix 4: Net sales of Growth Platforms

(millions of euros)		Q2 2012		Change at constant exchange rates		H1 2012		Change at constant exchange rates
Emerging Markets1/2	2,823		9.8%		5,547		9.9%

Emerging Markets excluding Diabetes, Animal Health, New Genzyme, Vaccines, CHC, and new products		1,634		3.0%		3,165		3.5%

Diabetes		1,436		13.7%		2,747		14.0%

Vaccines		783		3.0%		1,400		1.5%

Consumer Health Care (CHC)		738		11.3%		1,543		11.4%

Animal Health		576		9.1%		1,154		1.2%

New Genzyme		434		9.1%		834		11.3%[3]

New products[4]		152		4.5%		291		5.3%

Total Growth Platforms		5,753		7.6%		11,134		11.0%

Total Growth Platforms with Genzyme pro forma		5,753		7.6%		11,134		6.7%

1 World excluding the U.S. and Canada, Western Europe, Japan, Australia and New Zealand.

2 Include Diabetes, Vaccines, Consumer Health Care, new Genzyme, Merial and new products sales generated in Emerging Markets;

3 “new Genzyme” on a constant structure basis and at constant exchange rates;

4 Multaq® and Jevtana® and Mobozyl® pro forma

Appendix 5: Business net income statement

Second quarter 2012	Pharmaceuticals			Vaccines			Animal Health			Other		Group Total
Millions of euros	Q2 2012	Q2 2011	% change	Q2 2012	Q2 2011	% change	Q2 2012	Q2 2011	% change	Q2 2012	Q2 2011	Q2 2012	Q2 2011	% change
Net sales	7,511	7,147	5.1%	783	706	10.9%	576	496	16.1%			8,870	8,349	6.2%
Other revenues	233	412	(43.4%)	5	5	-	9	5	80.0%			247	422	(41.5%)
Cost of sales	(2,249)	(2,146)	4.8%	(303)	(282)	7.4%	(178)	(160)	11.3%			(2,730)	(2,588)	5.5%
As % of net sales	(29.9%)	(30.0%)		(38.7%)	(39.9%)		(30.9%)	(32.3%)				(30.8%)	(31.0%)

Gross profit	5,495	5,413	1.5%	485	429	13.1%	407	341	19.4%			6,387	6,183	3.3%
As % of net sales	73.2%	75.7%		61.9%	60.8%		70.7%	68.8%				72.0%	74.1%

Research and development expenses	(1,057)	(1,023)	3.3%	(143)	(139)	2.9%	(39)	(35)	11.4%			(1,239)	(1,197)	3.5%
As % of net sales	(14.1%)	(14.3%)		(18.3%)	(19.7%)		(6.8%)	(7.1%)				(14.0%)	(14.3%)
Selling and general expenses	(1,939)	(1,969)	(1.5%)	(158)	(137)	15.3%	(191)	(161)	18.6%	(1)	(1)	(2,289)	(2,268)	0.9%
As % of net sales	(25.8%)	(27.6%)		(20.1%)	(19.4%)		(33.1%)	(32.5%)				(25.8%)	(27.2%)
Other current operating income/expenses	(165)	(20)			(2)			10		13	19	(152)	7
Share of profit/loss of associates*	123	276		(1)	2							122	278
Net income attributable to non-controlling interests	(49)	(58)					(1)					(50)	(58)

Business operating income	2,408	2,619	(8.1%)	183	153	19.6%	176	155	13.5%	12	18	2,779	2,945	(5.6%)
As % of net sales	32.1%	36.6%		23.4%	21.7%		30.6%	31.3%				31.3%	35.3%

Financial income and expenses												(108)	(100)
Income tax expense												(727)	(695)
Tax rate**												28.0%	26.5%

Business net income												1,944	2,150	(9.6%)
As % of net sales												21.9%	25.8%

Business earnings per share*** (in euros)												1.48	1.64	(9.8%)

*    Net of tax

**  Determined on the basis of Business income before tax, associates, and non-controlling interests

*** Based on an average number of shares outstanding of 1,317.4 million in the second quarter of 2012 and 1,311.6 million in the second quarter of 2011

First-half 2012	Pharmaceuticals			Vaccines			Animal Health			Other		Group Total
Millions of euros	H1 2012	H1 2011	% change	H1 2012	H1 2011	% change	H1 2012	H1 2011	% change	H1 2012	H1 2011	H1 2012	H1 2011	% change
Net sales	14,827	13,730	8.0%	1,400	1,308	7.0%	1,154	1,090	5.9%			17,381	16,128	7.8%

Other revenues	645	816	(21.0%)	10	10	-	18	9	100.0%			673	835	(19.4%)

Cost of sales	(4,431)	(4,073)	8.8%	(566)	(550)	2.9%	(346)	(327)	5.8%			(5,343)	(4,950)	7.9%

As % of net sales	(29.9%)	(29.7%)		(40.4%)	(42.1%)		(30.0%)	(30.0%)				(30.8%)	(30.7%)

Gross profit	11,041	10,473	5.4%	844	768	9.9%	826	772	7.0%			12,711	12,013	5.8%

As % of net sales	74.5%	76.3%		60.3%	58.7%		71.6%	70.8%				73.1%	74.5%

Research and development expenses	(2,051)	(1,963)	4.5%	(284)	(264)	7.6%	(80)	(70)	14.3%			(2,415)	(2,297)	5.1%

As % of net sales	(13.8%)	(14.3%)		(20.3%)	(20.2%)		(6.9%)	(6.4%)				(13.9%)	(14.2%)

Selling and general expenses	(3,763)	(3,614)	4.1%	(288)	(264)	9.1%	(358)	(322)	11.2%	(1)	(1)	(4,410)	(4,201)	5.0%

As % of net sales	(25.4%)	(26.3%)		(20.6%)	(20.2%)		(31.1%)	(29.6%)				(25.4%)	(26.0%)

Other current operating income/expenses	(21)	42		(1)	(1)		1	(7)		16	(11)	(5)	23

Share of profit/loss of associates*	425	559		(6)	(2)						13	419	570

Net income attributable to non-controlling interests	(104)	(136)										(104)	(136)

Business operating income	5,527	5,361	3.1%	265	237	11.8%	389	373	4.3%	15	1	6,196	5,972	3.8%

As % of net sales	37.3%	39.0%		18.9%	18.1%		33.7%	34.2%				35.6%	37.0%

Financial income and expenses												(227)	(178)

Income tax expense												(1,583)	(1,474)

Tax rate**												28.0%	27.5%

Business net income												4,386	4,320	1.5%

As % of net sales												25.2%	26.8%

Business earnings per share*** (in euros)												3.32	3.30	0.6%

*    Net of tax

**  Determined on the basis of Business income before tax, associates, and non-controlling interests

*** Based on an average number of shares outstanding of 1,319.3 million in the first semester of 2012 and 1,308.6 million in the first semester of 2011

Appendix 6: Reconciliation of Business net income to Net income attributable to equity holders of Sanofi

Millions of euros	Q2 2012	Q2 2011	% change
Business net income	1,944	2,150	(9.6% )

Amortization of intangible assets(1)	(842)	(965)

Impairment of intangible assets	(39)	(37)

Fair value remeasurement of contingent consideration liabilities	(73)	(20)

Expenses arising from the impact of acquisitions on inventories	(3)	(262)

Restructuring costs	(163)	(345)

Other gains and losses, and litigation

Tax effect of :	354	492

Amortization of intangible assets	283	296

Impairment of intangible assets	14	10

Fair value remeasurement of contingent consideration liabilities	1	5

Expenses arising on the workdown of acquired inventories	1	78

Restructuring costs	55	108

Other gains and losses, and litigation		(5)

Share of items listed above attributable to non-controlling interests

Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(7)	(7)

Net income attributable to equity holders of sanofi	1,171	1,006	16.4%

Consolidated earnings per share(2) (in euros)	0.89	0.77	15.6%

(1)

Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: € 814 million in the second quarter of 2012 and € 921 million in the second quarter of 2011.

(2)	Based on an average number of shares outstanding of 1,317.4 million in the second quarter of 2012 and 1,311.6 in the second quarter of 2011.

See page 12 for comments on the reconciliation of business net income to consolidated net income

Millions of euros	H1 2012	H1 2011	% change
Business net income	4,386	4,320	1.5%

Amortization of intangible assets(1)	(1,675)	(1,701)

Impairment of intangible assets	(40)	(69)

Fair value remeasurement of contingent consideration liabilities	(106)	(66)

Expenses arising from the impact of acquisitions on inventories	(17)	(264)

Restructuring costs	(250)	(467)

Other gains and losses, and litigation		(517)

Tax effect of :	714	1,002

Amortization of intangible assets	615	559

Impairment of intangible assets	14	20

Fair value remeasurement of contingent consideration liabilities	3	5
Expenses arising on the workdown of acquired inventories	5	78

Restructuring costs	77	150

Other gains and losses, and litigation		190

Share of items listed above attributable to non-controlling interests	1
Restructuring costs of associates and joint ventures, and expenses arising from the impact of acquisitions on associates and joint ventures	(15)	(14)

Net income attributable to equity holders of sanofi	2,998	2,224	34.8%

Consolidated earnings per share(2) (in euros)	2.27	1.70	33.5%

(1)

Of which related to amortization expense generated by the remeasurement of intangible assets as part of business combinations: € 1,602 million in the first semester of 2012 and € 1,607 million in the first semester of 2011.

(2)	Based on an average number of shares outstanding of 1,319.3 million in the first semester of 2012 and 1,308.6 in the first semester of 2011.

Appendix 7: Consolidated income statements

Millions of euros	Q2 2012	Q2 2011	H1 2012	H1 2011

Net sales	8,870	8,349	17,381	16,128

Other revenues	247	422	673	835

Cost of sales	(2,733)	(2,850)	(5,360)	(5,214)

Gross profit	6,384	5,921	12,694	11,749

Research and development expenses	(1,239)	(1,197)	(2,415)	(2,297)

Selling and general expenses	(2,289)	(2,268)	(4,410)	(4,201)

Other operating income	113	73	319	191

Other operating expenses	(265)	(66)	(324)	(168)

Amortization of intangible assets	(842)	(965)	(1,675)	(1,701)

Impairment of intangible assets	(39)	(37)	(40)	(69)

Fair value remeasurement of contingent consideration liabilities	(73)	(20)	(106)	(66)

Restructuring costs	(163)	(345)	(250)	(467)

Other gains and losses, and litigation				(517)

Operating income	1,587	1,096	3,793	2,454

Financial expenses	(133)	(133)	(272)	(234)

Financial income	25	33	45	56

Income before tax and associates and joint ventures	1,479	996	3,566	2,276

Income tax expenses	(373)	(203)	(869)	(472)

Share of profit/loss of associates and joint ventures	115	271	404	556

Net income	1,221	1,064	3,101	2,360

Net income attributable to non-controlling interests	50	58	103	136

Net income attributable to equity holders of sanofi	1,171	1,006	2,998	2,224

Average number of shares outstanding (million)	1,317.4	1,311.6	1,319.3	1,308.6

Consolidated Earnings per share (in euros)	0.89	0.77	2.27	1.70

Appendix 8: Change in net debt

Millions of euros	H1 2012	H1 2011

Business net income	4,386	4,320

Depreciation, amortization and impairment of property, plant and equipment and intangible assets	627	555

Net gains and losses on disposals of non-current assets, net of tax	(40)	(35)

Other non cash items	360	276

Operating cash flow before changes in working capital (1)	5,333	5,116

Changes in working capital (1)	(684)	(754)

Acquisitions of property, plant and equipment and software	(711)	(768)

Free cash flow (1)	3,938	3,594

Acquisitions of intangibles, excluding software	(75)	(64)

Acquisitions of investments, including assumed debt(2)	(179)	(13,935)

Restructuring costs paid	(504)	(353)

Proceeds from disposals of property, plant and equipment, intangibles, and other non-current assets, net of tax	71	71

Issuance of sanofi shares	74	28

Dividends paid to sanofi shareholders	(3,487)	(1,372)

Acquisition of treasury shares	(454)	(113)

Disposals of treasury shares, net of tax		1

Other items(3)	128	489

Change in net debt	(488)	(11,654)

(1) Excluding restructuring costs

(2) In 2011: (13,528) M€ related to Genzyme acquisition

(3) In 2012: of which foreign exchange effect on net debt (68) M€

Appendix 9: Simplified consolidated balance sheets

ASSETS € million	06/30/2012	12/31/2011(1)	LIABILITIES & EQUITY € million	06/30/2012	12/31/2011(1)
Property, plant and equipment	10,723	10,750	Equity attributable to equity- holders of sanofi	56,208	56,203

Intangible assets (including goodwill)	61,462	62,221	Equity attributable to non-controlling interests	146	170

Non-current financial assets, investments in associates, and deferred tax assets	7,859	6,839	Total equity	56,354	56,373

			Long-term debt	10,270	12,499

			Non-current liabilities related to business combinations and to non-controlling interests	1,449	1,336

Non-current assets	80,044	79,810	Provisions and other non-current liabilities	11,175	10,346

			Deferred tax liabilities	6,398	6,530

Inventories, accounts receivable and other current assets	17,141	16,667	Non-current liabilities	29,292	30,711

Cash and cash equivalents	4,307	4,124	Accounts payable and other current liabilities	10,008	10,404

			Current liabilities related to business combinations and to non-controlling interests	154	220

			Short-term debt and current portion of long-term debt	5,912	2,940

Current assets	21,448	20,791	Current liabilities	16,074	13,564

Assets held for sale or exchange	251	67	Liabilities related to assets held for sale or exchange	23	20

Total ASSETS	101,743	100,668	Total LIABILITIES & EQUITY	101,743	100,668

(1) In accordance with IFRS 3, Sanofi has revised during the measurement period, certain provisional amounts recognized in 2011.

Appendix 10: Definitions of non-GAAP financial indicators

Net sales at constant exchange rates

When we refer to changes in our net sales “at constant exchange rates”, this means that we exclude the effect of changes in exchange rates.

We eliminate the effect of exchange rates by recalculating net sales for the relevant period at the exchange rates used for the previous period.

Reconciliation of reported net sales to net sales at constant exchange rates for the second quarter and the first half of 2011

(millions of euros)	Q2 2012	H1 2012
Net sales	8,870	17,381
Effect of exchange rates	(486)	(673)
Net sales at constant exchange rates	8,384	16,708

Net sales on a constant structure basis

We eliminate the effect of changes in structure by restating prior-period net sales as follows:

—

by including sales from the acquired entity or product rights for a portion of the prior period equal to the portion of the current period during which we owned them, based on sales information we receive from the party from whom we make the acquisition;

—	similarly, by excluding sales in the relevant portion of the prior period when we have sold an entity or rights to a product;

—	for a change in consolidation method, by recalculating the prior period on the basis of the method used for the current period.

Worldwide presence of Plavix®/Iscover®, Avapro®/Aprovel®

When we refer to the “worldwide presence” of a product, we mean our consolidated net sales of that product, minus sales of the product to our alliance partners plus non-consolidated sales made through our alliances with Bristol-Myers Squibb on Plavix®/Iscover® (clopidogrel bisulfate) and Aprovel®/Avapro®/Karvea® (irbesartan), based on information provided to us by our alliance partner.

Business net income

Sanofi publishes a key non-GAAP indicator in response to the application of IFRS 8. This indicator “Business net income”, replaced “adjusted net income excluding selected items”.

Business net income is defined as net income attributable to equity holders of Sanofi excluding:

—	amortization of intangible assets,

—	impairment of intangible assets,

—	fair value remeasurement of contingent consideration liabilities related to business combinations,

—	other impacts associated with acquisitions (including impacts of acquisitions on associates),

—	restructuring costs *,

—	other gains and losses (including gains and losses on disposals of non-current assets*),

—	costs or provisions associated with litigation*,

—	tax effects related to the items listed above as well as effects of major tax disputes,

*Reported in the line items Restructuring costs and Gains and losses on disposals, and litigation, which are defined in Note B.20. to our consolidated financial statements.